ZEV VENTURES, INC.

September 9, 2016

Via Edgar

Re:	Zev Ventures, Inc.

Amendment No. 8 to Registration Statement on Form S-1

Filed August 4, 2016

File No. 333-205271

After Careful Consideration and to Whom It May Concern:

This letter shall serve as a reply to your letter correspondence, dated August 18, 2016 concerning Zev Ventures, Inc. and the amended registration statement on Form S-1 referenced above (the “Company”).

General

1. Please provide an updated auditor’s consent in your next amendment.

We have provided an updated auditor’s consent as Exhibit 5.1 to the amended filing.

2. Please provide updated financial statements pursuant to Rule 8-08 of Regulation S-X in your next amendment.

We have updated the filing to include financials for the 2nd quarter of the Company’s fiscal year.

Certain Relationships and Related Transactions, page 22

3. We note your response to our prior comment 1. Please disclose the amount of principal paid on the loan. Additionally, disclose why the company owes $45,503 when the amount loaned was only $26,303. Based on the notes to your financial statements it appears the loan bears no interest.

We have addressed the comment regarding amount of principal paid on the loan. Regarding the change in the amount, your prior comment 1 requested an update to date figure of the total amount of related party debt. $45,503, at the time of the filing was the correct amount as additional funds had been provided. As the Company had not provided the financials for the second quarter, the additional related party debt had not been included in the financial statements. The debt carries no interest and is correctly reflected in the financials for the second quarter.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

ZEV VENTURES, INC.

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Zev Turetsky
Zev Turetsky
Chief Executive Officer

cc:	William Eilers, Eilers Law Group, P.A.